Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Granite Construction Inc (GVA)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Granite Construction Inc (GVA)
Vote Yes: Item #5 – Report on Misalignment with Company Policies and Objectives

Annual Meeting: June 5, 2024

CONTACT: Elizabeth Levy | elevy@asyousow.org

SUMMARY

Granite Construction’s materiality assessment defines the issues of air quality, environmental compliance, water use, ecological biodiversity, and community engagement as critical to the Company’s business and its stakeholders. More specifically, Granite has disclosed to shareholders that upholding the Company’s environmental commitments “provides a direct benefit to our clients” and “is just good business.”1

However, based on recent actions at its I-80 South Quarry project in Utah (“Project”) it appears that the Company’s disclosed environmental and social commitments are not necessarily upheld in practice, to the detriment of the Company and shareholders. In contrast to conserving natural resources and protecting water, air, land, and wildlife, the Project is attempting to install a major industrial operation in a protected recreational and watershed area.2 Despite the Company’s stated goal of meeting or exceeding requirements of applicable environmental laws, Granite’s partner on the Project has filed a lawsuit to weaken Salt Lake County’s mining ban, which currently prevents mining in the proposed site of the Project.3 Granite has also submitted funding to an organization that has supported the passing of a state law weakening local land use authority,4 raising significant concern from local regulators and citizens statewide.

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1 https://www.graniteconstruction.com/sites/default/files/inline-files/Keeping_Granite_Green-Environmental_Program_3.pdf

2 https://www.slcwatershedmanagementplan.com/watersheds/

3 https://www.sltrib.com/news/environment/2022/05/17/salt-lake-county-mining/

4 https://disclosures.utah.gov/Search/PublicSearch/FolderDetails/1411814, see 2019; https://www.flourinourcake.com/

2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

The Project would also expose nearby communities to toxic fugitive dust. While Granite states that it complies with all air quality laws in its materials about the Project, it fails to mention that under heavy winds, it has limited to no responsibility for fugitive dust,5 a situation that is likely to occur routinely in the area of the Proposed mine. Despite deep community concern, the Company has done extremely minimal outreach to communities. In contrast to its acknowledgement of the importance of engaging with impacted communities on environmental issues, Granite’s observable local engagements are extremely minimal and include a website accusing the local community of “alarmist . . . outrageous claims.”6

Shareholders are concerned that Granite is not, in practice, aligning its actions with its stated commitments and objectives. Public backlash including articles covering controversies related to the Project are harming Granite’s reputation. This may make it harder for the Company to obtain permits in Utah and other States as its credibility decreases with both communities and regulators. For these reasons, investors ask that Granite assess the risks posed by the South Quarry Project’s misalignment with its stated commitments and practices, and that any misalignment be addressed by the Company.

THE RESOLUTION

BE IT RESOLVED:  Shareholders request that the Board issue a report, at reasonable cost and excluding proprietary information, assessing the risks posed by the [I-80 South Quarry] Project’s apparent misalignment with the Company’s disclosed environmental and community engagement commitments.

RATIONALE FOR A YES VOTE

1.	Granite is building a poor reputation by attempting to override local protections and not meaningfully engaging with the community. This could limit future opportunities for the Company to successfully promote its projects.

2.	Assessing the environmental, community, regulatory, and legal risks posed by the Project as currently configured, and meaningfully addressing them, can reduce current and future harm to the Company and to shareholders.

DISCUSSION

Granite Construction Corporation’s I-80 South Quarry project in Utah (“Project”) reveals actions inconsistent with our Company’s environmental and community commitments, including the siting of a proposed project in a forestry and recreation area in which mining is prohibited; working with a partner that attempts to change local land use laws to allow such mining; the substantial risk that the Project will cause air quality harms to nearby downwind communities; and the failure to meet with concerned citizens, among others. The community and regulatory backlash appear to indicate that Granite’s actions are in direct conflict with the Company’s stated commitments, including conservation of resources, protection of the environment, engagement with affected communities, and compliance with environmental laws.

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5 https://adminrules.utah.gov/public/rule/R307-309/Current%20Rules?searchText=307

6 https://parleyssq.com/what-you-should-know

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

1.	Granite is building a poor reputation by attempting to override local protections and not meaningfully engaging with the community.

In response to investor engagement led by As You Sow, Granite released a five-page sustainable development report concerning the Project.7 The report only facially addresses the concerns of the proposal – namely misalignment with environmental commitments and lack of community engagement. To the extent the “report” could even be said to addresses the Project’s consistency with these commitments, it does so in an extraordinarily perfunctory manner, ignoring entirely the concerns that prompted the Proposal and merely reiterating its own stated policies. Granite has a history of environmental related fines at its projects, including a number of fines for air quality violations.8,9 Given this background, an adequate report should provide more than simple statements like the Company “intends” to develop the project “in full alignment with its stewardship commitments”10

In Granite’s I-80 South Quarry Sustainable Development Report, the Company states that it will “work closely with state and federal agencies to ensure that all legal requirements associated with the development of the [Parley’s Canyon] Project are fully satisfied."11 Significantly, local authorities are absent from this commitment. In Utah, land use zoning is in the hands of local municipalities.12 The report fails to address the conflict between Tree Farm’s (Granite’s land partner) attempts to undermine a local land use law to allow the Project to move forward, including a lawsuit.13 The case is likely to be appealed to the Utah Supreme Court by the losing party, drawing the decision process out for several years.

Closely following the release of Granite’s I-80 South Quarry Sustainable Development Report in January, two bills were introduced to Utah’s legislative session. The bills S.B. 17214 and H.B. 50215, both formally opposed by Salt Lake County, several municipalities, and the Utah Association of Counties, would place onerous restrictions on local governments’ ability to control or deny mining operations. Interestingly, the Critical Infrastructure Materials Coalition (CIMC), that created a website to support these bills in the 2024 Utah Legislative session,16 received a $20,000 donation from Granite in 201917 – the year CIMC was created.

The legislative bills limiting local land use authority would change the statutes applicable to Granite’s land partner’s case. Granite’s land partner Tree Farm is now attempting to secure permits to begin building an industrial frontage road across Utah Department of Transportation (UDOT) right-of-way to a quarry that may never be approved or developed.18

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7 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf

8 https://ecology.wa.gov/About-us/Who-we-are/News/2022/Granite-Construction-fined

9 https://violationtracker.goodjobsfirst.org/parent/granite-construction

10 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf

11 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf

12 https://le.utah.gov/xcode/Title10/Chapter9a/C10-9a_1800010118000101.pdf

13 https://www.sltrib.com/news/environment/2022/05/17/salt-lake-county-mining/

14 https://le.utah.gov/~2024/bills/static/SB0172.html

15 https://le.utah.gov/~2024/bills/static/HB0502.html

16 https://www.flourinourcake.com/

17 https://disclosures.utah.gov/Search/PublicSearch/FolderDetails/1411814

18 https://www.kpcw.org/summit-county/2024-04-09/construction-on-i-80-in-parleys-canyon-begins-friday

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

2.	Assessing the environmental, community, regulatory, and legal risks posed by the Project as currently configured, and meaningfully addressing them, can reduce current and future harm to the Company and to shareholders.

Through its regular sustainability reporting, Granite has made numerous commitments and objectives to investors concerning its environmental and community engagement practices. However, Granite’s actions related to the Project are demonstrably out of alignment with these claims. In an attempt to reduce the significant controversy the Project has generated, Granite released a Sustainable Development Report specific to the Project.

With respect to community engagement, the company has committed to “[e]ngage meaningfully in the communities where [the Company] work[s].” In its “report,” the Company’s discussion of the Project’s alignment with this commitment states, in its entirety:

Granite has engaged in the following outreach with the Salt Lake Valley community:

•	“Granite has participated in the regulatory permitting and environmental review processes, including the public notice and comment periods and various opportunities for public participation.
•	Granite has developed a website (https://parleyssq.com/) that provides detailed information about the proposed project.”[19]

The Project has been under local consideration for over two years, but Granite fails to mention that it did not provide comments during three public hearings held by Salt Lake County, and it refused a request to meet with local non-profit organizations. Granite has not responded to public statements opposing the project by Millcreek City,20 Salt Lake County Council and Mayor,21 the Central Wasatch Commission,22 the President of Salt Lake City-Utah Committee for the [Olympic] Games,23 two in-house editorials in the Deseret News,24,25 and an editorial from the Salt Lake Tribune.26 The Project continues to generate media attention, harming Granite’s reputation.27,28

The Company also does not address the fact that it and its partner submitted, with no notice to affected communities, two applications for mining permits, which local officials became aware of only after being asked about the applications by a reporter who uncovered them.29 The Company and its partner also appeared to have intentionally split their request into a “small” 20-acre permit, which avoids public notice and comment requirements under Utah law, allowing the Company to begin mining while the permit for the remainder of the operation is going through a highly contentious permit process.30

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19 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf, p.4

20 https://www.millcreekut.gov/DocumentCenter/View/3732/Comments-of-Millcreek_Intent-to-Approve-DAQE-IN161200001-23

21 https://slco.legistar.com/View.ashx?M=M&ID=937510&GUID=B58C2DBB-A30F-47CE-9D54-7FA182F49AD9

22 https://www.utah.gov/pmn/files/1029671.docx

23 https://kutv.com/news/local/parleys-canyon-quarry-granite-construction-company-mount-aire-gravel-pit-fraser-bullock-olympic-games-bid-save-environment-erin-
kuhlman-public-comment

24 https://www.deseret.com/opinion/2023/6/18/23753185/parleys-limestone-quarry-environmental-risks/

25 https://www.deseret.com/2023/6/1/23742736/parleys-limestone-quarry-winter-olympics-fraser-bullock-mining-utah/

26 https://www.sltrib.com/opinion/editorial/2024/04/21/tribune-editorial-salt-lake-city/

27 https://kslnewsradio.com/2083167/parleys-canyon-mine-and-the-salt-lake-valley/

28 https://www.sltrib.com/news/environment/2024/04/15/california-construction-company/

29 https://www.sltrib.com/news/environment/2021/11/24/major-limestone-quarry/

30 https://www.ksl.com/article/50294012/proposed-mine-in-parleys-canyon-draws-concern-from-residents

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

Although Granite states that it will comply with air quality requirements, its 2023 air permit application has raised community objections due to use of air modeling information alleged to ignore the unique “wind funnel” situation at the Parley’s Canyon site. The Company can take advantage of a loophole in Utah air regulations that limits quarries responsibility to control fugitive dust emissions when wind speeds exceed 25 MPH.31 High winds routinely occur at Parley’s Canyon site, creating a situation likely to create significant air pollution in the Salt Lake City area.32 Importantly, the main methods required for fugitive dust control during high winds are water intensive,33 which is particularly concerning seeing that region is under high water stress.34 Rather than implementing industry-leading practices, Granite makes no provision for product silos or waste pile containment which could reduce fugitive emissions even under high wind conditions, creating the likelihood of ongoing conflict with impacted communities.

Granite further “applied for an approval order permitting ‘temporary’ operations,” which was rejected “because the proposed operations are not temporary.”35 “Meaningful engagement” with the community remains elusive; on February 23, 2024, a local mayor reported that he had “ask[ed] to meet with [Granite] and [its] environmental committee,” but that Granite has “so far not agreed to meet.”36

One would not know it from the Company’s report, but the Company’s “engagement” with the local community has evidently not gone well. Local press describes “intense opposition” from the local community.37 This includes a petition opposing the mine with 27,000 signatures; a protest of “dozens” outside of a Department of Environmental Quality hearing;38 and 1,400 public comments in opposition to issuing an air quality permit for the mine.39 The editorial board of the Deseret News, Utah’s largest newspaper, came out in opposition to the Project.40 Salt Lake County passed an ordinance to prohibit the mine, which, in turn, prompted a lawsuit from the Company’s partner and efforts in the state legislature to preempt the ordinance.41

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31 https://adminrules.utah.gov/public/rule/R307-309/Current%20Rules?searchText=307

32 https://www.saveparleys.org/wp-content/uploads/2024/05/REVISED-FINAL-Sahu-Report-Parleys-I-80-Mine-Comments-Sahu-7.26.23.pdf, p.27

33 https://casetext.com/regulation/utah-administrative-code/environmental-quality/title-r307-air-quality/rule-r307-309-nonattainment-and-maintenance-areas-for-pm10-
and-pm25-fugitive-emissions-and-fugitive-dust/section-r307-309-5-general-requirements-for-fugitive-dust

34 https://www.wri.org/applications/aqueduct/water-risk-atlas/#/?advanced=false&basemap=hydro&geoStore=38e8f58c5a35c108de7f2d040745a367&
indicator=w_awr_def_qan_cat&lat=40.13301911595354&lng=-111.28701925277711&mapMode=analysis&month=1&opacity=0.5&ponderation=
DEF&predefined=false&projection=absolute&scenario= optimistic&scope=baseline&timeScale=annual&year=baseline&zoom=8

35 https://www.sltrib.com/news/environment/2022/07/02/under-pressure-lawmakers-utah/

36 https://kslnewsradio.com/2083167/parleys-canyon-mine-and-the-salt-lake-valley/

37 https://www.sltrib.com/news/environment/2022/07/02/under-pressure-lawmakers-utah/

38 https://www.fox13now.com/news/local-news/dozens-rally-outside-daq-in-opposition-of-parleys-canyon-mine

39 https://www.millcreekut.gov/442/Parleys-Canyon-Mine-Updates#:~:text=It%20has%20been%20reported%20that,of%20technical%20air%20quality%20considerations.

40 https://www.deseret.com/opinion/2023/6/18/23753185/parleys-limestone-quarry-environmental-risks/

41 https://www.sltrib.com/news/environment/2022/05/17/salt-lake-county-mining/

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

There has been little apparent effort by the Company to address this range of concerns. The Company’s acknowledgment of the problems consists primarily of the following:

“While Project opponents have raised concerns about impacts to air and water, Granite is committed to implementing industry-leading practices to control dust emissions from the I-80 Project. Further, there are no harmful chemicals involved in the production of aggregates and the geological formation to be mined at the I-80 Project does not have the types of acid-forming compounds that could pose a risk to water in the area.” 42

By failing to meaningfully assess the controversy around the Project beyond a perfunctory statement that the project has “raised concerns,” the Board appears to be either unaware of the extent of controversy or is intentionally downplaying it in the face of investor concern. Shareholders may reasonably conclude that Granite is not working effectively with local communities on this Project as stated in its policies. As a result, the Company is likely to find that its reputation precedes it when seeking new projects, creating challenges with moving future projects forward. Granite may also be creating the potential to lose business to less controversial companies.

Environmentally, the Company has committed to “operate responsibly by managing the environmental impacts of [its] operations,” including by “protecting water resources,” “minimizing air emissions,” and “minimizing waste.”43 The Company has also committed to “Protect and enhance biodiversity within [its] sphere of influence.”44

On this point, the Company’s “report” is circular; it purports to find no misalignment between the Project and its commitments by asserting that it intends to develop the Project in alignment with its commitments:

Granite intends to develop the I-80 Project in full alignment with its environmental stewardship commitments by:

•	protecting water resources in all areas of its influence;
•	utilizing industry-leading practices to minimize air emissions at the site; and
•	minimizing waste.[45]

The Project, however, would install a major industrial operation in a watershed area, expose nearby communities to toxic fugitive dust, excavate up to 634 acres of forested land designated as recreational,46 and displace the known presence of elk, moose, black bear, mountain lion, golden eagle, and other species. Wildlife is so abundant in the area that the I-80 has to be closed periodically for elk herd crossings.47,48 The Company’s “report” does not address impacts to local wildlife or biodiversity at all, despite its commitment to protect and enhance biodiversity and the apparent misalignment of the Project with that commitment.

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42 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf, p.3

43 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf

44 https://www.graniteconstruction.com/sites/default/files/inline-files/Granite-2022-Sustainability-Report.pdf p.21

45 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf

46 https://casetext.com/case/carrier-v-salt-lake-county

47 https://www.abc4.com/news/wasatch-front/i-80-at-parleys-canyon-will-close-on-sunday-for-elk-relocation/

48 https://ksltv.com/520000/herd-of-elk-causes-delays-on-roads-near-parleys-canyon-2-hit-killed-by-vehicles/

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

Granite justifies the mine’s location by suggesting that aggregate will need to be imported from Nevada if the Parley’s Canyon project is not approved. Yet, in addition to extensive undeveloped Northern Utah aggregate resources and its competitor’s aggregate reserves, the claim of Nevada imports is inconsistent with Granite ownership of over 99 million tons of aggregate in Grantsville, Utah, just west of Salt Lake City and significantly closer to the Salt Lake Valley than Nevada.49

The Company also argues in its I-80 South Quarry Sustainable Development Report that:

“failing to utilize the resources available at the I-80 Project would require that materials be transported further distances. That, in turn, would increase air emissions, road wear, and fuel consumption. In that regard, failing to develop new, local aggregate sources could have serious adverse consequences on Utah’s environment and economy. The long-term importation of aggregates to service the increasing needs of Salt Lake City is not a sustainable practice.”50

Granite implies that sourcing materials from Parleys Canyon is more sustainable than sourcing elsewhere. The Company’s attempt to compare vehicle emissions, road wear, and fuel consumption to the exposure of nearby communities and a protected recreational and watershed to toxic fugitive dust, forest land excavation, and biodiversity loss is less than persuasive, raising questions for investors about the Company’s business judgment.

Finally, Granite does not demonstrate through any documentation or reports what “industry-leading practices” it is using to address community concerns about emissions travelling up a narrow corridor to a highly populated urban area. It also fails to adequately address how the extreme water-related issues the area is experiencing will affect its operations.51 Significantly, Granite provides insufficient information on how it is addressing community concerns proactively to reduce the risk of reputational damage, something that can negatively impact the Company on future projects.

RESPONSE TO GRANITE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

•	Board Statement: Granite has substantially implemented the asks of the proposal. “In response to this shareholder proposal, the Board of Directors reviewed the implementation of its environmental and community engagement commitments in the context of the I-80 South Quarry project. The Board’s analysis can be found in the Board’s Sustainable Development Report: I-80 South Quarry, which was published on Granite’s website in January 2024.”

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49 https://www.nasdaq.com/press-release/granite-to-develop-new-aggregate-operation-in-grantsville-utah-2022-06-06

50 https://www.graniteconstruction.com/sites/default/files/Sustainable-Development-Report.pdf, p.2

51 https://www.bloomberg.com/news/features/2022-07-08/drought-leaves-salt-lake-city-with-a-looming-water-crisis

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

Proponent Response: After the proponent filed the Proposal in December 2023, and prior to filing its unsuccessful no-action letter, Granite added to its website a five-page document, which it calls a “Sustainable Development Report.” The Company concluded that the Project “is in alignment with Granite’s previously disclosed environmental and community engagement commitments,” and therefore has substantially implemented the Proposal, based solely on this document. The Company’s five-page brief consists primarily of conclusive affirmations that the Project is consistent with its commitments. Such conclusions under the guise of “analysis” does not compare favorably with the report requested by the Proposal. The document, which appears to have been created for the sole purpose of making a substantial implementation argument in its no-action letter, provides a perfunctory discussion of Granite’s various statements about its general environmental and community commitments. It does not in any meaningful way assess the risks posed by the Project’s apparent misalignment with the Company’s disclosed environmental and community engagement commitments. Accordingly, the “report” does not satisfy the Proposal’s essential objective and underlying concern of assuring the Company’s investors that the Board is appropriately managing the risks associated with the Project.

•	Board Statement: “Granite takes its environmental and community engagement commitments seriously and, therefore, monitors the alignment between its commitments and its operations, including the I-80 South Quarry project.”

Proponent Response: By ignoring a pattern of non-engagement with the community, resulting in the undeniable existence of significant local opposition to the Project, the “report” fundamentally fails to assess the risks of misalignment with its community engagement policies. It may be the Company’s position that the significant local opposition to the Project poses no risk to the Company. Investors cannot determine if that is the Board’s position because the “report” generally ignores the existence of that opposition and the company actions that have contributed to that opposition.

•	Board Statement: “Granite’s sustainability efforts prioritize sustainable development, which aims to meet current human development efforts without impacting the ability of future generations to meet their needs.”

Proponent Response: Granite proposes a false narrative of material shortage and impending crisis to state development needs. However, Utah has large amounts of aggregate materials supply as demonstrated by Utah Geological Survey research, Utah State Trust Lands data, and Salt Lake County’s Industrial Mineral Supply & Transportation survey (currently underway).52,53,54

Granite, like any business, seeks to compete with well-established, local competitors (with extensive aggregate resources that can be expanded to meet future Utah construction material needs), but should consider the extent to which doing so with this particular Project creates reputational risk for the company that far outweighs its gains.

Granite claims that it has “sustainable business solutions” to meet future Utah needs for construction materials. Granite’s sustainability report highlights the opportunity to recycle concrete construction demolition debris, specifically at a pilot operation in Illinois.55 This is a positive industry innovation that would reduce the need for additional gravel production and its associated air and water pollution and environmental harm. However, there is no indication that Granite is pursuing this option in Utah.

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52 https://geology.utah.gov/map-pub/survey-notes/glad-you-asked/wasatch-front-sand-gravel/

53 https://ugspub.nr.utah.gov/publications/special_studies/SS-116.pdf

54 https://trustlands.utah.gov/work-with-us/energy-minerals/

55 https://www.graniteconstruction.com/sites/default/files/inline-files/Granite-2022-Sustainability-Report.pdf, p.64-67

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2024 Proxy Memo Granite Corporation | Report on Misalignment with Company Policies and Objectives

CONCLUSION

Vote “Yes” on this Shareholder Proposal. This proposal asks that Granite assess the risks posed by the South Quarry Project’s misalignment with its stated commitments and practices, and that any misalignment be addressed by the Company

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For questions, please contact Elizabeth Levy, As You Sow, elevy@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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